

Clarence Kwan

Founder, KCY Family Office LLC

Clarence Kwan, CAIA, CPA, has over 40 years of financial advisory and management experience in the U.S., China and Eastern Europe. Since the mid-1980's, he has been advising U.S., Chinese, and other global companies on cross border investments, including mergers & acquisitions, joint ventures, and alternative investments. Since retirement from Deloitte in 2012, he have served on the boards of various for-profit and non-profit organizations, including East West Bank, Smartlink Health Solutions, SupChina, Piermont Bank, and the Committee of 100.

During his 34 years with Deloitte, Clarence held a number of national and international leadership roles, including serving as the National Managing Partner of the U.S. Chinese Services Group, Deputy CEO of Deloitte China, and a founding partner of Deloitte Czech Republic. In addition to being a trusted advisor to clients, Clarence is well recognized for his leadership in building two of Deloitte's most important emerging market practices, Eastern Europe and China. In Prague during the early 90's, he was instrumental in developing the financial advisory, audit, and consulting capabilities of the Czech practice and helped expand its headcount from about 30 people to 250 people in three years. Based in Beijing from 1995 to 2002, he grew Deloitte's China operations from about 100 people to over 1,000, and expanded service capabilities to include management consulting and financial advisory services.

Clarence is actively involved in community and professional organizations, served as the chair of the Committee of 100 and treasurer of the Museum of Chinese in America. He was the founding chair of the China Committee, U.S. Council for International Business, and the China Task Force, Business & Industry Advisory Committee to the OECD. From 2004 to 2006, he was a senior advisor to the China Association of Chief Financial Officers. As a recognized expert on U.S.-China cross-border investment, he was frequently invited to speak at seminars, webcasts and conferences, and had been quoted in the Business Week, Financial Times, Fortune, New York Times, Wall Street Journal, Washington Post and other publications.

Clarence was born and raised in Hong Kong and is fluent in Mandarin, Cantonese and English. He graduated from the University of Texas at Austin with a B.A. degree in psychology and a master's degree in professional accounting in 1978. He is a Certified Public Accountant and a Certified Alternative Investment Analyst.